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Prospectus Supplement No. 1                Filed Pursuant to Rule 424(b)(3)
to Prospectus dated April 25, 1997         Registration No. 33-98876


                      SUNSHINE MINING AND REFINING COMPANY

         This Prospectus Supplement supplements the information contained in the Prospectus of Sunshine Mining and Refining Company (the "Company"), dated April 25, 1997. This Prospectus Supplement relates to the reoffer and resale by the Selling Stockholders identified in the Prospectus of up to an aggregate of 14,332,372 shares of the Company's Common Stock that are issuable upon the exercise of certain warrants to purchase Common Stock having an exercise price of $1.38 per share (the "Warrants").

         The Company has implemented a 1 for 8 reverse stock split (the "Reverse Stock Split"), effective August 6, 1999. The Reverse Stock Split was approved by the Company's stockholders at the annual meeting on June 10, 1997.

         The terms of the Warrants that have been changed due to the Reverse Stock Split are summarized below. The summary includes the terms of the Warrants that have been changed as they read before the change and as they read now. The only terms of the Warrants that have been changed are to the terms discussed below.

                          SUMMARY OF CHANGE TO WARRANTS

                                 Prior to Change

Each Warrant may be exercised to purchase one (1) share of Common Stock at an exercise price of $1.38 per share at any time through May 22, 2001.


                                Current Provision

Each Warrant may be exercised to purchase one/eight (1/8) of a share of Common Stock at an exercise price of $1.38 per share at any time through May 22, 2001.



           The date of this Prospectus Supplement is August 17, 1999.